UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

Virtus Investment Partners, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92828Q109

(CUSIP Number)

January 6, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[	] Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 92828Q109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENFICICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Toscafund Asset Management LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 538,134
6.	SHARED VOTING POWER --
7.	SOLE DISPOSITIVE POWER 538,134
8.	SHARED DISPOSITIVE POWER --
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,134
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12.	TYPE OF REPORTING PERSON* PN

SCHEDULE 13G

CUSIP No. 92828Q109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TOSCA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 164,387
6.	SHARED VOTING POWER --
7.	SOLE DISPOSITIVE POWER 164,387
8.	SHARED DISPOSITIVE POWER --
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,387
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 92828Q109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TOSCA Long
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 341,247
6.	SHARED VOTING POWER --
7.	SOLE DISPOSITIVE POWER 341,247
8.	SHARED DISPOSITIVE POWER --
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,247
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 92828Q109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tosca Small Cap
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 32,500
6.	SHARED VOTING POWER --
7.	SOLE DISPOSITIVE POWER 32,500
8.	SHARED DISPOSITIVE POWER --
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,500
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 92828Q109

Item 1.

(a)	Name of Issuer:

Virtus Investment Partners, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

100 Pearl St., 9th Floor, Hartford, Connecticut	06102-5056

Item 2.

(a) through (c):

This Schedule 13G is being filed with the Securities and Exchange Commission by Toscafund Asset Management LLP (“Tosca Management”) and related entities. Tosca Management is the manager of TOSCA, TOSCA Long and Tosca Small Cap. Tosca Management is a limited liability partnership registered in England and Wales. TOSCA Long, TOSCA and Tosca Small Cap are Cayman Island Exempt Companies. The principal business address of each of Tosca Management, TOSCA Long, TOSCA and Tosca Small Cap is 7th Floor, 90 Long Acre, London, WC2E 9RA.

As of the date hereof, TOSCA is the record owner of 164,387 shares of common stock of the Company, TOSCA Long is the record owner of 341,247 shares of common stock of the Company and Tosca Small Cap is the record owner of 32,500 shares of common stock of the Company. Tosca Management may be deemed to beneficially own the common stock held by TOSCA, TOSCA Long and Tosca Small Cap because Tosca Management is the manager of TOSCA, TOSCA Long and Tosca Small Cap. As manager, Tosca Management exercises voting and dispositive power over investments held by these entities.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP No.:

92828Q109

Item 3.If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act.

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act.

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act.

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	[ ]	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 538,134 shares

(b)	Percent of class: 9.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 538,134.
(ii)	Shared power to vote or to direct the vote: -0-.
(iii)	Sole power to dispose or to direct the disposition of: 538,134.
(iv)	Shared power to dispose or to direct the disposition of: -0-.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 16, 2009.

TOSCAFUND ASSET MANAGEMENT LLP, signed by Martin Brian Hughes, for and on behalf of Toscafund Asset Management LLP

By: /s/ Martin Brian Hughes

Martin Brian Hughes, Director

TOSCA

By: /s/ Johnny De La Hey

Johnny De La Hey, Director

For and on behalf of TOSCA

TOSCA LONG

By: /s/ Johnny De La Hey

Johnny De La Hey, Director

For and on behalf of TOSCA LONG

TOSCA SMALL CAP

By: /s/ Martin Brian Hughes

Martin Brian Hughes, Director

For and on behalf of Tosca Small Cap